Via Facsimile and U.S. Mail
Mail Stop 6010

October 23, 2008

Daniel Zwiren
Optigenex, Inc.
Chief Executive Officer
P.O. Box 3521
Uptown Station
Hoboken, NJ 07030

Re: Optigenex, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarterly Period Ended March 31, 2008
Form 10-Q for Quarterly Period Ended June 30, 2008
File No. 000-51248

Dear Mr. Zwiren:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief